    This document has been translated into English for the convenience of international readers. The original Dutch document should be considered the authoritative version.

INDEPENDENT AUDITOR’S REPORT

pursuant to Section 2:328(1) in conjunction with Section 2:333g Dutch Civil Code

To the board of management of FI CBM Holdings N.V.

Introduction

We have read the proposal for legal merger (“Common Cross-Border Merger Terms”) dated 21 February 2013 between:

1.
FIAT  INDUST RIA L  S.p.A., a listed joint stock company (Società per Azioni) organised under the laws of the Republic of Italy, having its registered official seat at Via Nizza 250, 10126 Turin, Italy, registered with the commercial register for Turin (Registro delle Imprese) under number: 10352520018 (“the  disappearing compan y”),

and

2.
FI  CBM  HOLDINGS N.V., a company with limited liability (Naamloze Vennootschap) incorporated under the laws of the Netherlands, having its official seat in Amsterdam, the Netherlands and having its principal office address at Cranes Farm Road, Basildon, Essex SS14 3 AD, United Kingdom, registered with the Trade Register (Handelsregister) of the Amsterdam Chamber of Commerce (Kamer van Koophandel) under number: 56532474 (“the acquir ing compa ny”).

Managements’ responsibility

The boards of management of the companies are responsible for the preparation of the Common Cross-Border Merger Terms.

Auditor’s responsibility

Our responsibility is to issue an auditor’s report on the reasonableness of the proposed share exchange ratio as included in the proposal for the merger and on the shareholders’ equity of the disappearing company as referred to in Section 2:328(1) in conjunction with Section 2:333g of the Dutch Civil Code.

We conducted our audit in accordance with Dutch law, including the Dutch Standards on Auditing. This requires that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether:

1. The proposed share exchange ratio as referred to in section 2:326(a) of the Dutch Civil Code and as included in the Common Cross-Border Merger Terms is reasonable;

2. The shareholders’ equity of the disappearing company, as at the date of its annual report on the basis of valuation methods generally accepted in the Netherlands as specified in the proposal for the merger, at least equals the nominal paid-up amount on the aggregate number of common shares to be acquired by the shareholders of the disappearing company under the merger, increased - when applicable - by the cash payments to which they are entitled according to the proposed share exchange ratio and furthermore increased by the aggregate amount of the compensation which shareholders may claim pursuant to Section 2437(1)(c) of the Italian Civil Code, Section 2437-quinquies of the Italian Civil Code and Section 5 of Legislative Decree 108 and the aggregate amount to be paid to creditors of the disappearing company exercising their creditor opposition rights, as mentioned in the Common Cross-Border Merger Terms.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion

1. Having considered the documents attached to the Common Cross-Border Merger Terms, the proposed share exchange ratio as referred to in Section 2:326(a) of the Dutch Civil Code and as included in the Common Cross-Border Merger Terms, is reasonable; and

2. The shareholders’ equity of the disappearing company, as at 31 December 2012 being the date of its annual report, on the basis of valuation methods generally accepted in the Netherlands as specified in the Common Cross-Border Merger Terms, at least equals the nominal paid-up amount on the aggregate number of common shares to be acquired by the shareholders of the disappearing company under the merger, increased by the maximum of the aggregate amount of the compensation which shareholders may claim pursuant to Section 2437 (1)(c) of the Italian Civil Code, Section 2437-quinquies of the Italian Civil Code and Section 5 of Legislative Decree 108 and the aggregate amount to be paid to creditors of the disappearing company exercising their creditor opposition right, as mentioned in the Common Cross-Border Merger Terms.

Restriction on use

This auditor’s report is solely issued in connection with the aforementioned Common Cross-Border
Merger Terms and therefore cannot be used for other purposes.

The Netherlands, Amstelveen, 8 April 2013

BDO Audit & Assurance B.V.
on its behalf,

w.s. J.A. de Rooij RA